SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WESCO INTERNATIONAL, INC.

(Name of Subject Company and Filing Person (Issuer))

1.75% Convertible Senior Debentures due 2026

(Title of Class of Securities)

95082PAG0

(CUSIP Numbers of Class of Securities)

Richard P. Heyse

Vice President and Chief Financial Officer

WESCO International, Inc.

225 West Station Square Drive

Suite 700

Pittsburgh, Pennsylvania 15219

Telephone: (412) 454-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Kristen L. Stewart

Jeffrey W. Acre

K&L Gates LLP

K&L Gates Center

210 Sixth Avenue

Pittsburgh, Pennsylvania 15222

Telephone: (412) 355-6500

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$221,000	$26

*	Calculated solely for purposes of determining the filing fee. The repurchase price of the 1.75% Convertible Senior Debentures due 2026, as described herein, is $1,000 per $1,000 principal amount thereof, plus accrued and unpaid interest to, but not including, the repurchase date. As of October 16, 2011, there was $221,000 in aggregate principal amount of 1.75% Convertible Senior Debentures due 2026 outstanding, resulting in an aggregate maximum purchase price of $221,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26	Filing Party: WESCO International, Inc.
Form or Registration No.: Schedule TO (001-14989)	Date Filed: October 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) is the final amendment to the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by WESCO International, Inc., a Delaware corporation (the “Company”), with respect to the right of each holder (each a “Holder”) of the Company’s 1.75% Convertible Senior Debentures due 2026 (the “Debentures”) to require the Company to repurchase all or a portion of its Debentures on November 15, 2011, as set forth in the Company Notice to Holders of 1.75% Convertible Senior Debentures due 2026, dated October 17, 2011 (the “Company Notice”), the Supplement to the Company Notice to Holders of 1.75% Convertible Senior Debentures due 2026, dated November 2, 2011 (the “Supplement”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice, Supplement and related notice materials collectively constitute the “Notice Documents”).

This Amendment is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO or the Notice Documents.

In accordance with the terms and conditions of the option of each Holder (the “Option”) to require the Company to repurchase all or a portion of its Debentures on November 15, 2011, as set forth in the Notice Documents, Holders were required to surrender their Debentures between 9:00 a.m., New York City Time, on October 17, 2011 and 12:00 midnight, New York City time, at the end of November 14, 2011 in order to exercise the Option. The Company has been advised by The Bank of New York Mellon, as paying agent (the “Paying Agent”), that Debentures in an aggregate principal amount of $165,000 were validly surrendered for repurchase and not withdrawn pursuant to the Option. Accordingly, the aggregate purchase price for all of the Debentures validly surrendered for repurchase pursuant to the Option was $165,000. The Company forwarded cash in payment of the aggregate repurchase price to the Paying Agent for distribution to the Holders. Following the repurchase of such Debentures pursuant to the Option, an aggregate principal amount of $56,000 of Debentures remains outstanding.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Company Notice to Holders of 1.75% Convertible Senior Debentures due 2026, dated October 17, 2011 (incorporated by reference to Exhibit (a)(1) to the Company’s Schedule TO filed on October 17, 2011).

(a)(1)(B)	Supplement to Company Notice to Holders of 1.75% Convertible Senior Debentures due 2026, dated November 2, 2011 (incorporated by reference to Exhibit (a)(1)(B) to Amendment No. 1 to the Company’s Schedule TO filed on November 2, 2011).

(a)(5)(A)	Press release issued on October 17, 2011 (incorporated by reference to Exhibit (a)(5) to the Company’s Schedule TO filed on October 17, 2011).

(a)(5)(B)	Press release issued on November 15, 2011.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 2, 2006, among the Company, WESCO Distribution, Inc. and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 8, 2006).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011	WESCO International, Inc.

	By:	/s/ Richard P. Heyse
Name: Richard P. Heyse
Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Company Notice to Holders of 1.75% Convertible Senior Debentures due 2026, dated October 17, 2011 (incorporated by reference to Exhibit (a)(1) to the Company’s Schedule TO filed on October 17, 2011).

(a)(1)(B)	Supplement to Company Notice to Holders of 1.75% Convertible Senior Debentures due 2026, dated November 2, 2011 (incorporated by reference to Exhibit (a)(1)(B) to Amendment No. 1 to the Company’s Schedule TO filed on November 2, 2011).

(a)(5)(A)	Press release issued on October 17, 2011 (incorporated by reference to Exhibit (a)(5) to the Company’s Schedule TO filed on October 17, 2011).

(a)(5)(B)	Press release issued on November 15, 2011.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 2, 2006, among the Company, WESCO Distribution, Inc. and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 8, 2006).

(g)	Not applicable.

(h)	Not applicable.